Filed pursuant to Rule 497
File No. 333-276455
Rule 482ad

EAGLE POINT INSTITUTIONAL INCOME FUND ANNOUNCES OFFERING OF PREFERRED SHARES

GREENWICH, Conn. – October 8, 2024 – Eagle Point Institutional Income Fund (the "Fund") today announced that it has commenced an underwritten public offering of its Series A Term Preferred Shares of beneficial interest (the "Preferred Shares"). Certain financial and other terms of the Preferred Shares are to be determined by negotiations between the Fund and the underwriters. The Preferred Shares are rated 'BBB' by Egan-Jones Ratings Company, an independent rating agency. In addition, the Fund plans to grant the underwriters a 30-day option to purchase additional Preferred Shares on the same terms and conditions.

The Preferred Shares are expected to be listed on the New York Stock Exchange and to trade thereon within 30 days of the original issue date under the symbol "EIIA."

Lucid Capital Markets, LLC, B. Riley Securities, Inc. and Janney Montgomery Scott LLC are acting as joint bookrunners for the offering. InspereX LLC, Wedbush Securities Inc. and William Blair & Company, L.L.C. are acting as lead managers for the offering.

Investors should consider the Fund's investment objectives, risks, charges, and expenses carefully before investing. The preliminary prospectus dated October 4, 2024 and the accompanying Statement of Additional Information dated October 4, 2024 ("SAI"), which have been filed with the Securities and Exchange Commission ("SEC"), contain this and other information about the Fund and should be read carefully before investing. The information in the preliminary prospectus, the accompanying SAI and this press release is not complete and may be changed. The preliminary prospectus, the accompanying SAI and this press release are not offers to sell these securities and are not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

A registration statement relating to these securities is on file with but has not yet been declared effective by the SEC. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

The offering may be made only by means of a prospectus, copies of which may be obtained by writing Lucid Capital Markets, LLC at 570 Lexington Ave., 40th Floor, New York, NY 10022, by calling toll-free at 646-362-0256 or by sending an e-mail to prospectus@lucid.com; copies may also be obtained for free by visiting EDGAR on the SEC's website at http://www.sec.gov.

Egan-Jones Ratings Company is a nationally recognized statistical rating organization (NRSRO). A security rating is not a recommendation to buy, sell or hold securities, and any such rating may be subject to revision or withdrawal at any time by the applicable rating agency.

ABOUT EAGLE POINT INSTITUTIONAL INCOME FUND

The Fund is a non-diversified closed-end management investment company. The Fund's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in equity and junior debt tranches of collateralized loan obligations ("CLOs"). The Fund is externally managed and advised by Eagle Point Credit Management LLC.

FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks

and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Fund's other filings with the SEC. The Fund undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.

Source: Eagle Point Institutional Income Fund
Investor Relations:
203-340-8560
EPIIF@EaglePointCredit.com
www.epiif.com